SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission File Number:	1-14157 (Telephone and Data Systems, Inc.)
1-9712 (United States Cellular Corporation)

        A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
40th Floor
Chicago, IL 60602

        B.          Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
40th Floor
Chicago, IL 60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Suite 700
Chicago, IL 60631

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

(a)	Financial Statements	Page

1. Independent Auditors' Reports	1-2

2. Audited Statements of Net Assets Available for Benefits as of December 31, 2005 and December 31, 2004.	3

3. Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005.	4

4. Notes to Financial Statements.	5-11

5. Schedule of Assets (Held at End of Year).	12

6. Signatures.	13

(b)	Exhibits

No. Description

23.1 Consent of Independent Public Accountants

23.2 Consent of Independent Public Accountants

Altschuler, Melvoin & Glasser LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Management Committee
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

We have audited the accompanying statement of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Altschuler, Melvoin & Glasser LLP

Deerfield, Illinois
June 20, 2006

Virchow, Krause & Company, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Management Committee
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan
Middleton, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan as of December 31, 2004. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Virchow, Krause & Company, LLP

Madison, Wisconsin
May 20, 2005

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2005 and 2004 ASSETS
	2005	2004

Investments, at fair value	$278,445,122	$234,281,059

Receivables
Accrued income	5,549	2,640
Due from broker for securities sold	409,890	65,229

Total Receivables	415,439	67,869

TOTAL ASSETS	278,860,561	234,348,928

LIABILITIES

Due to broker for securities purchased	160,779	370,404

TOTAL LIABILITIES	160,779	370,404

NET ASSETS AVAILABLE FOR BENEFITS	$278,699,782	$233,978,524

See accompanying notes to financial statements. Page 3

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year Ended December 31, 2005

ADDITIONS
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$9,410,113
Interest and dividends	6,265,399

Contributions
Participants'	30,261,301
Employer	13,760,593
Participant rollovers	2,497,336

Total Additions	62,194,742

DEDUCTIONS
Deductions from net assets attributed to
Benefits paid to participants	17,381,951
Investment expenses	91,533

Total Deductions	17,473,484

Net Increase	44,721,258

NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of Year	233,978,524

NET ASSETS AVAILABLE FOR BENEFITS -
End of year	$278,699,782

See accompanying notes to financial statements. Page 4

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2005 and 2004

NOTE 1 — Description of the Plan

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the "plan") provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan summary plan description for a more complete description of the plan's provisions.

   General

The plan is a contributory tax-exempt profit-sharing plan established by Telephone and Data Systems, Inc. (TDS, the "company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The company is the administrator and sponsor of the plan and has appointed The Bank of New York as directed trustee of the plan. The Bank of New York is the asset custodian of the plan, and they provide record keeping and reporting services to the plan in conjunction with Hewitt Associates, the plan's third-party administrator. The plan qualifies under Section 401 of the Internal Revenue Code. All employees of Telephone and Data Systems, Inc. and its subsidiaries which have adopted the plan (the company and such subsidiaries being referred to as "employers"), including United States Cellular Corporation (USCC), that are age twenty-one or older are eligible to participate. The plan allows participants to enter the plan upon the latter of their first day of employment or twenty-first birthday. Participation is completely voluntary.

The plan's assets are overseen by an investment management committee appointed by TDS. The investment management committee is authorized to invest plan assets as directed by the participants.

   Contributions

Participants may contribute up to 60% of pretax annual compensation (salary reduction contributions), as defined in the plan. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

Each employer's matching contribution is 100% of the first 2% of a participant's salary reduction contributions and 40% of the next 4% of salary reduction contributions.

Employer contributions are allocated to an employee's account based on the employees' investment elections.

Contributions are subject to certain limitations.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 — Description of the Plan (cont.)

   Participants' Accounts and Investment Options

Each participant's account is credited with the participant's salary reduction contributions and allocations of the employer's matching contributions and plan earnings/losses. Allocations are based on participant contributions and account balances, as defined in the plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may invest their salary reduction contributions, any rollover account balances, and employer matching contributions into a variety of investment options as more fully described in the plan's literature. Participants may change their investment options via telephone or internet at any time.

During 2004 two investment funds were added to the plan; the Vanguard Small Cap Value Index Fund and the Vanguard Small Cap Growth Index Fund. During 2005, a new investment fund was added to the plan; the TDS Special Common Stock Fund.

   Vesting

Participants are immediately vested in their salary reduction and rollover contributions plus actual earnings thereon. Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service and is subject to a three-year graded vesting schedule as follows:

Vesting Years of Service	Percentage Vested
1	34%
2	67%
3	100%

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65, death or disability.

   Forfeited Accounts

During the year ended December 31, 2005, forfeited non-vested accounts were used to reduce employer contributions by $420,672.

   Payment of Benefits

Vested benefits may be paid to the participant upon termination of employment, as defined in the plan. The total vested portion of a participant's account balance may be distributed in the form of a lump-sum payment or installments. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the plan.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2005 and 2004 NOTE 1 — Description of the Plan (cont.)

   Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions). These loans are secured by the balance in the participant's account. The loans bear interest at the prime rate plus 1% as published in the Wall Street Journal on the first business day of the quarter in which the loan is approved. Principal and interest is paid ratably through after tax payroll deductions. The repayment period on the loan can range from one to five years. Loans will be considered in default if no loan payment is received during any 90-day period.

   Termination of Plan

Although it has not expressed any intent to do so, the company has the right under the plan to terminate the plan at any time subject to the provisions of ERISA. In the event of plan termination, participants become 100% vested in their accounts.

   Plan Expenses

All administrative, recordkeeping and auditing fees are borne by TDS. Investment expenses are paid by plan participants.

NOTE 2 — Summary of Significant Accounting Policies

   Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2005 and 2004 NOTE 2 — Summary of Significant Accounting Policies (cont.)

   New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") FASB Staff Position ("FSP") No. AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" was issued in December 2005. The FSP (a) describes the limited circumstances in which the new assets of an investment company shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds; (b) provides a definition of a fully benefit-responsive contract. This FSP also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. The FSP is effective for financial statements for annual periods ending after December 15, 2006. The plan's management is currently reviewing the requirements of this FSP and has not yet determined the impact, if any, on the plan's net assets available for benefits or changes in net assets available for benefits.

   Investment Valuation and Income Recognition

The plan's investments are valued at fair value. Shares of registered investment companies, TDS Common Stock, TDS Special Common Stock, and USCC Common Stock are valued at quoted market price. Shares held in bank common trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Participant loans are valued at cost, which approximates fair value.

Net appreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

   Payment of Benefits

Benefits are recorded when paid.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 3 — Investments

The following presents investments as of December 31, 2005 and 2004 and investment income for the year ended December 31, 2005.

	2005		2004

Investments

Bank common trusts
The Bank of New York[1]	$1,725,339		$1,858,087
ABN AMRO Income Plus Fund	48,773,040	*	42,472,645	*

Common Stock
Telephone and Data Systems, Inc.[2]	13,830,116		27,373,962	*
Telephone and Data Systems, Inc. Special[2]	11,364,159		—
United States Cellular Corporation	23,021,487	*	19,263,316	*

Registered investment companies
Vanguard Institutional Index Fund	46,581,852	*	44,578,171	*
PIMCO Total Return Fund	26,601,111	*	23,380,151	*
Vanguard Small Cap Value Index Fund	6,941,379		2,907,668
Vanguard Small Cap Growth Index Fund	6,601,816		2,977,874
Davis Selected American Shares	23,703,105	*	19,226,051	*
American Funds EuroPacific Growth Fund	27,978,739	*	17,145,510	*
Turner Midcap Growth Fund	26,315,657	*	21,920,754	*
PIMCO RCM Large-Cap Growth Fund	9,796,312		7,070,858

Participant Loans	5,211,010		4,106,012

Total Investments	$278,445,122		$234,281,059

* Investment represents 5% or more of the plan's net assets.
[1]Collective Short Term Investment Fund.
2On May 13, 2005, TDS distributed one TDS Special Common Share in the form of a stock dividend with respect to each TDS Common Share and TDS Series A Common Share issued as of April 29, 2005.

During the year ended December 31, 2005, the plan’s investments (including gains and losses on investments bought, sold, and held during the year) earned income as follows:

Net appreciation/(depreciation) of fair value:
Common stock	$(525,677)
Registered investment companies	9,935,790

Interest and Dividends	6,265,399

Net Investment Income of Funds	$15,675,512

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2005 and 2004 NOTE 3 – Investments (cont.)

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE 4 — Amount Owed to Participants Withdrawing From the Plan

Amounts owed to participants who have withdrawn from the plan total $136,863 and $103,997 as of December 31, 2005 and 2004, respectively, and are included in net assets available for benefits.

NOTE 5 — Parties in Interest

Certain plan investments are shares of a common trust fund sponsored by The Bank of New York. The Bank of New York is the directed trustee of the plan and, therefore, these transactions qualify as party-in-interest transactions.

United States Cellular Corporation is a subsidiary of Telephone and Data Systems, Inc.

NOTE 6 — Tax Status

The plan obtained its latest determination letter on August 1, 2002 for the plan document as of November 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. The plan administrator and the plan's tax counsel believe that the plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax-exempt at the financial statement date.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2005 and 2004

NOTE 7 — Reconciliation of Financial Statements to Schedule H Form 5500

A reconciliation between the financial statements and Form 5500 as of December 31, 2005 and 2004, and for the year ended December 31, 2005 is as follows:

	2005	2004

Total net assets per Form 5500, Schedule H	$278,548,905	$233,874,527

Benefits payable accrued for the 5500	136,863	103,997

Deemed distributions of Participant Loans	14,014	—

Net Assets Available for Benefits Per Financial Statements	$278,699,782	$233,978,524

Increase in net assets per Form 5500, Schedule H	$44,674,378

Increase in benefits payable for the 5500	32,866

Add deemed distributions of Participant Loans	14,014

Increase in Net Assets Available for Benefits Per
Financial Statements	$44,721,258

NOTE 8 — Subsequent Events

In February 2006, the Board of Directors of TDS approved a plan amendment to increase the employer matching contribution. Effective for all paychecks on or after May 31, 2006, the employer matching contribution will be 100% on the first 3% of a participant's salary reduction contributions and 40% on the next 2% of salary reduction contributions.

SUPPLEMENTAL INFORMATION

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) Plan 003 EIN 36-2669023 December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Stock

*	Telephone and Data Systems, Inc.	383,850 shares	**	$13,830,116

*	Telephone and Data Systems, Inc. Special	328,349 shares	**	11,364,159

*	United States Cellular Corporation	466,022 shares	**	23,021,487

	Registered investment companies

	Vanguard Institutional Index Fund	408,577 shares	**	46,581,852

	PIMCO Total Return Fund	2,533,439 shares	**	26,601,111

	Vanguard Small Cap Value Index Fund	475,763 shares	**	6,941,379

	Vanguard Small Cap Growth Index Fund	401,815 shares	**	6,601,816

	Davis Selected American Shares	589,190 shares	**	23,703,105

	American Funds EuroPacific Growth Fund	680,914 shares	**	27,978,739

	Turner Midcap Growth Fund	961,478 shares	**	26,315,657

	PIMCO RCM Large-Cap Growth Fund	697,246 shares	**	9,796,312

	Bank common trusts

*	The Bank of New York[1]	1,725,339 shares	**	1,725,339

	ABN AMRO Income Plus Fund	48,773,040 shares	**	48,773,040

	Participant Loans
		Loan term 1 - 5 years; Interest
*	Loans to Participants	rates range from 5.0% to 10.5%	-	5,211,010

				$278,445,122

*	Represents a party in interest
**	Cost omitted for participant directed investments
[1]	Collective Short Term Investment Fund

Page 12

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

By: Telephone and Data Systems, Inc., Plan Administrator

By	/s/ C. Theodore Herbert

C. Theodore Herbert, Vice President - Human Resources

Dated: June 29, 2006

Page 13